UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-14816

Tricom, S.A.

(Exact name of registrant as specified in its charter)

Avenida Lope de Vega No. 95, Santo Domingo, Dominican Republic

809-476-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares

Class A Common Stock, par value RD$10 per share

11-3/8% Senior Notes due September  1, 2004

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

American Depositary Shares: 39

Class A Common Stock, par value RD$10 per share: 15

11-3/8% Senior Notes due September 1, 2004:  38

Pursuant to the requirements of the Securities Exchange Act of 1934 Tricom, S.A. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 29, 2007	By:	/s/ HECTOR CASTRO NOBOA
Name: Hector Castro Noboa
Title: Chief Executive Officer